EXHIBIT 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam.
The liability of members is limited.

NOTICE OF MEETINGS

The 2003 Annual Information Meeting of CUFS holders of James Hardie Industries N.V. will be held in the Grand Ballroom, Four Seasons Hotel, 199 George Street, Sydney NSW, Australia at 9.30 am Australian Eastern Standard Time (AEST) on Wednesday, 13 August 2003.

The Annual Information Meeting of James Hardie Industries N.V. (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands.

There will be an address by the Chairman to the Information Meeting and holders will be entitled to question the Chairman and the Board in a manner consistent with the conduct of an Annual General Meeting.

For the benefit of holders unable to attend the Information Meeting there will be a live audio broadcast over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will remain on the Company’s website so that it can be replayed at a later date if required.

At the Information Meeting in Sydney no voting will take place, but CUFS holders will be able to lodge direction (or proxy) forms specifying how their vote is to be recorded at the Annual General Meeting.

The Annual General Meeting will be held in Orange Room 5, Amsterdam Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 9am Central Europe Time (CET) on Friday, 15 August 2003.

BUSINESS OF ANNUAL GENERAL MEETING

1.	Reports and accounts for the year ended 31 March 2003

To receive and consider the annual report prepared by the Managing Board.

To receive and consider the annual accounts for the year ended 31 March 2003 and, if thought fit, pass the following resolution as an ordinary resolution:

That the annual accounts of the Company for the financial year ended 31 March 2003 be received and adopted as published in the English language.

The attached Explanatory Notes set out details of where copies of the annual accounts are available for inspection.

2.	Election of members of the Supervisory and Joint Boards

To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions:

a)	That Ms M Hellicar, being a member of the Supervisory and Joint Boards, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for re-election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards of the Company.

b)	That Mr M Gillfillan, being a member of the Supervisory and Joint Boards, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for re-election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards of the Company.

c)	That Mr P Cameron, having been nominated by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be appointed as a member of the Supervisory and Joint Boards of the Company.

d)	That Mr D McGauchie, having been nominated by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be appointed as a member of the Supervisory and Joint Boards of the Company.

Brief resumes of Ms Hellicar, and Messrs Gillfillan, Cameron and McGauchie are set out in the attached Explanatory Notes.

3.	Supervisory Board Share Plan Participation

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Annual General Meeting approves the issue of ordinary shares in the Company to Messrs Cameron and McGauchie on the terms of the Company’s Supervisory Board Share Plan.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

4.	Election of member of the Managing Board

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That Mr F Zwinkels, having been nominated by the Joint Board in accordance with Article 14.3 of the Company’s Articles of Association, be appointed as a member of the Managing Board of the Company.

A brief resume of Mr Zwinkels is set out in the attached Explanatory Notes.

5.	Renewal of authority for acquisition by the Company of its own shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Managing Board be irrevocably authorised to cause the Company to acquire shares in the capital of the Company for valuable consideration within the price range as set out in the Explanatory Notes for an eighteen (18) month period, whether as an on or off financial market purchase and up to the maximum number of shares as permitted by Dutch law.

An explanation of the background and reasons for the proposed resolution and the applicable price range in relation to the repurchase are set out in the attached Explanatory Notes.

6.	Increase in nominal value of shares and conversion of share premium; amendment to Articles of Association

This resolution and resolutions 7 and 8 relate to the proposed capital return announced by the Company on 15 May 2003.

To consider and, if thought fit, pass the following resolution as a special resolution:

That subject to the passing of resolutions 7 and 8 to be considered at this Annual General Meeting:

(a) the Articles of Association be amended to increase the nominal value of each share comprised in the Company’s share capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings; and

(b) the share premium reserve of the Company be debited with the aggregate amount of such increase on the terms set out in the Explanatory Notes accompanying this Notice of Meetings, with both paragraphs to take effect, following the receipt of approval of the Dutch Ministry of Justice in respect of the amendment to the Articles of Association as referred to under (a) above, when the amendment is executed before a Dutch notary.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes. The Explanatory Notes also provide details as to where copies of the proposed amendments to the Articles of Association (both the official Dutch version and unofficial English translation) are available for inspection.

7.	Reduction of capital; amendment to Articles of Association

To consider, and if thought fit, pass the following resolution as a special resolution:

That subject to the passing of resolutions 6 and 8 to be considered at this Annual General Meeting:

(a) the capital of the Company be reduced under a cash return of capital by reducing the nominal value of each share comprised in the Company’s capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings; and

(b) the Articles of Association be amended to decrease the nominal value of each share comprised in the Company’s share capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings, with both paragraphs to take effect, following the receipt of approval of the Dutch Ministry of Justice in respect of the amendment to the Articles of Association as referred to under (b) above, when the amendment is executed before a Dutch notary.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes. The Explanatory Notes also provide details as to where copies of the proposed amendments to the Articles of Association (both the official Dutch version and unofficial English translation) are available for inspection.

8.	Procedural authorisations

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That in connection with any amendment to the Articles of Association approved at this meeting, the members of the Joint or Managing Boards of the Company or any lawyers of the Company’s Dutch solicitors, De Brauw Blackstone Westbroek N.V., be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice as to the amendments to the Articles of Association, to amend the draft notarial deed of amendments to the Articles of Association as may appear necessary to obtain such declaration of no-objection and to execute the notarial deed of An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

Notes on voting are attached.

By order of the Joint Board

S Parabirsing
Secretary
27 June 2003

Voting Exclusion Statement

In accordance with the ASX Listing Rules, votes on resolution 3 of this Notice of Meetings will be disregarded if cast:

(i)	by Mr Cameron or Mr McGauchie, or an associate of Mr Cameron or Mr McGauchie; or

(ii)	by a person whose votes in the opinion of the Australian Stock Exchange Limited (ASX) should be disregarded. As at the date of this notice, the ASX has not notified the Company of persons whose votes, in the ASX’s opinion, ought to be disregarded on resolution 3.

Votes will not be disregarded if cast by any person falling into the categories above where:

(i)	the vote is cast by Mr Cameron or Mr McGauchie as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form; or

(ii)	the vote is cast by Mr Cameron or Mr McGauchie, if either is chairing the meeting as proxy for the person who is entitled to vote, in accordance with the direction on the Proxy Form to vote as the proxy decides.

Notes on voting

CUFS holders

CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A	CUFS holders who wish to vote at the Annual General Meeting in Amsterdam but do not wish to attend that meeting may instead attend the Annual Information Meeting in Sydney, Australia.

Before, at or following the conclusion of the Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the Company held by it on their behalf. CDN is the legal holder of the shares in the Company for the purposes of the SCH Business Rules and is the issuer of CUFS.

In order to be eligible to direct CDN to vote the shares underlying their relevant CUFS holding at the Annual General Meeting, CUFS holders must be registered at the close of the business day on 8 August 2003 (AEST).

CUFS holders wishing to follow Option A should either:

1. Complete the Direction Form accompanying this Notice of Meetings and:

(i) lodge it at the Information Meeting; or

(ii) return it by post to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or deliver it to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii) return it by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.

Completed Direction Forms must be received by Computershare Investor Services Pty Limited no later than 3pm on 13 August 2003 (AEST).

2. Complete an electronic Direction Form using the internet – go to www.computershare.com, select Investors, then select Proxy Voting, then select James Hardie, then click on vote.

To use this facility, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries N.V. Holding Statement and your postcode as recorded in the Company’s register.

You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.

Completed electronic Direction Forms must be received by Computershare Investor Services Pty Limited no later than 3pm on 13 August 2003 (AEST).

Option B	CUFS holders who wish to attend and vote at the Annual General Meeting in Amsterdam may request CHESS Depositary Nominees Pty Limited (CDN), being the holder of the shares in the Company for the purposes of the SCH Business Rules and the issuer of CUFS, to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN.

CUFS holders wishing to follow Option B should not complete the Direction Form but should send a written request asking that a Proxy Request Form be sent to them. The Proxy Request Form must then be completed and forwarded to Computershare Investor Services Pty Limited using the address, email or fax details given below.

Send your request to Computershare Investor Services Pty Limited:

(i) by post to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or deliver it to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(ii) by email to sydney.services@computershare.com.au or

(iii) by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.

Completed Proxy Request Forms for the purposes of attending and voting at the Annual General Meeting in Amsterdam must be received by Computershare Investor Services Pty Limited no later than the close of the business day on 6 August 2003 (AEST).

Option C	CUFS holders who wish to attend and vote at the Annual General Meeting in Amsterdam may also do so by converting their CUFS to shares. Once converted, the shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS will also receive distributions in US dollars. Shares can then be converted back into CUFS following the conclusion of the meeting.

Transfers of Company shares must be recorded in a written instrument signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the deed of transfer is executed, and otherwise, when the deed of transfer is served upon the Company or when the transaction is otherwise acknowledged by the Company.

The conversion of CUFS into shares must be effected before close of business on 6 August 2003 (AEST).

The Company will not acknowledge any transfer of shares pursuant to a request for conversion received between 7 August 2003 (AEST) and the date of the Annual General Meeting.

The ability of CUFS holders to convert their holding to shares will recommence on 18 August 2003.

CUFS holders may convert their holding to a shareholding at any time before the close of business on 6 August 2003 (AEST) by:

(i) in the case of issuer-sponsored CUFS, obtaining a transfer form, executing it and returning it:

a. by post to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia or

b. by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia; or

(ii)in the case of CUFS sponsored on the CHESS sub-register, directing their CHESS participant to convert their holding.

CUFS holders wishing to follow Option C should follow the voting instructions for Shareholders set out below.

Shareholders

Shareholders registered at 11pm (AEST) on 12 August 2003 are eligible to vote at the Annual General Meeting.

A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting in Amsterdam and is unable to attend the meeting is entitled to appoint one or more proxies. Where more than one proxy is appointed the proportion or number of votes each proxy may exercise must be specified. Where more than one proxy is appointed a separate form should be used for each. Proxies need not be Shareholders of the Company.

If you wish to appoint a proxy, please complete the Proxy Form provided to Shareholders and return it:

(i) by post: to Computershare Investor Services Pty Limited GPO Box 7045, Sydney NSW 1115, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia. or

(ii) by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.
Proxy Forms must be received no later than 5pm on 13 August 2003 (AEST).

Explanatory Notes:

Resolution 1 – Annual accounts for the year ended 31 March 2003

The annual accounts which are the subject of resolution 1 are those of the Company as a stand-alone entity, as distinct from the consolidated financial statements of the James Hardie group as set out in the Annual Report distributed to Shareholders.

Under this resolution, it is proposed that Shareholders receive and adopt the annual accounts of the Company for the year ended 31 March 2003.

In order to comply with Dutch law requirements, Shareholders are also being asked to confirm their approval that the annual accounts of the Company be prepared and published in the English language (as opposed to the Dutch language).

A brief overview of the financial and operating performance of the James Hardie group during the past financial year will be provided during the Annual Information Meeting and the Annual General Meeting.

Copies of the annual accounts of the Company for the year ended 31 March 2003 are freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com

Resolution 2 – Election of members to the Supervisory and Joint Boards

Under resolution 2, Shareholders are being asked to consider the election of members to the Supervisory and Joint Boards. A brief resume of each is provided below.

a) Ms M Hellicar BA, LLM (Hons)

Ms Hellicar, aged 49, joined James Hardie as a non-executive Director in May 1992. She is a member of the Company’s Joint Board, Supervisory Board, Remuneration Committee and Nominating and Governance Committee.

Ms Hellicar’s executive career has included roles as Chief Executive Officer of the large law firm, Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.

Ms Hellicar is a Director of AMP Limited, Southern Cross Airports Group, HCS Limited, Chairman of the Sydney Institute and HLA Envirosciences Pty Ltd, and a Board or committee member of several charitable organisations. Ms Hellicar is also a member of the Australian Takeovers Panel.

Ms Hellicar is a resident of Australia.

As at 27 June 2003, Ms Hellicar holds 5,709 CUFS in the Company.

b) Mr MJ Gillfillan BA, MBA

Mr Gillfillan, aged 55, joined James Hardie as a non-executive Director in August 1999. He is a member of the Company’s Joint Board, Supervisory Board, Audit Committee, and Nominating and Governance Committee.

He provides James Hardie with considerable knowledge of United States capital markets and a depth of experience in commercial and corporate banking.

Mr Gillfillan is experienced in commercial and corporate banking and capital markets and has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the USA.

Mr Gillfillan is a Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California NA and a partner at Meriturn Partners, LLC.

He is a resident of the United States.

As at 27 June 2003, Mr Gillfillan holds 51,641 CUFS in the Company.

c) Mr P Cameron BA, LLB

Mr Cameron, aged 52, has a distinguished career in financial services and in the law. He is Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston. He was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm Allens Arthur Robinson providing a wide range of strategic corporate and securities advice to public companies.

Mr Cameron has advised in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions. These include the BHP Billiton and Brambles dual-listed company mergers, the Optus takeover by SingTel, the competing bids for Normandy Mining by AngloGold and Newmont Mining, Pioneer’s takeover by Hanson and Rio

Tinto’s takeover of North. More recently he was involved in CSR’s demerger of Rinker and the Burns Philp takeover of Goodman Fielder.

He advised James Hardie for several years including in connection with the reorganisation of 2001 which resulted in the current group structure.

Mr Cameron is a member of the Australian Takeovers Panel.

He is a resident of Australia.

As at 27 June 2003, Mr Cameron holds 6,000 CUFS in the Company.

d) Mr D G McGauchie

Mr McGauchie, aged 53, is Chairman of Rural Finance Corporation of Victoria, Deputy Chairman of Ridley Corporation and the Australian Wool Testing Authority Limited.

He is a Director of The Reserve Bank of Australia, Telstra Corporation Limited and National Foods Limited.

Mr McGauchie has submitted his resignation as a Director of GrainCorp Limited, effective July 2003 having been a Director since 1995.

Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government including the Prime Minister’s Supermarket to Asia Council; the Foreign Affairs Council and the Trade Policy Advisory Council.

Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. In 2003, Mr McGauchie was awarded the Centenary Medal for service to Australian society through agriculture and business.

Mr McGauchie is a resident of Australia.

As at 27 June 2003, the superannuation fund of Mr McGauchie holds 3,000 CUFS in the Company. Mr McGauchie is the trustee of this fund.

Additional Board member

The Joint Board, in accordance with Article 22.3 of the Company’s Articles of Association, intends to nominate an additional director who is a resident of the United States of America to the Supervisory and Joint Boards. It is expected that a candidate will be formally appointed during the current calendar year

Resolution 3 – Supervisory Board Share Plan (SBSP)

Under resolution 3, Shareholders are being asked to include Messrs Cameron and McGauchie in the Supervisory Board Share Plan (SBSP).

ASX Listing Rule 7.1 provides that a company must not issue more than 15% in number of its existing securities in a 12 month period in the absence of shareholder approval. ASX Listing Rule 10.11 provides that an entity must not agree to issue equity securities to persons with certain relationships to related parties where this would, in ASX’s opinion, warrant Shareholder approval.

At the Annual General Meeting last year, Shareholders approved the SBSP for members of the Supervisory Board in accordance with ASX Listing Rules 7.1 and 10.11.

Under the SBSP, members of the Supervisory Board, including the Chairman, are required to accept at least USD 10,000 of their annual fees (less Dutch personal tax) in ordinary shares of the Company. A two year holding lock will be applied to the USD 10,000 compulsory component.

Prior to the introduction of this requirement, non-executive Directors received a payment on retirement under a retirement plan as part of their remuneration. The Company no longer offers such retirement benefits to its Directors, having terminated its retirement plan in 2002. The Directors who previously received such benefits (Messrs McGregor and Brown and Ms Hellicar) will retain the benefits they have accrued up to the date the plan was terminated, but will not be able to access these benefits until their respective retirements. Currently, in accordance with the Articles of Association, Australian resident Directors are paid an additional superannuation guarantee levy in addition to the total remuneration they receive. Non-Australian resident Directors are not paid this levy as they are not subject to any such legislative superannuation scheme.

The introduction of the requirement for members of the Supervisory Board to accept at least USD 10,000 of their annual fees (less Dutch personal tax) in ordinary shares of the Company reflected the desire of the Company to more closely align the interests of Shareholders and Directors.

It was considered that both the retention of high calibre Directors and the continued growth of the Company are assisted by mandatory share ownership by Directors. Shareholders voted overwhelmingly in favour of this in 2002.

The resolution is proposed for the purposes of ASX Listing Rule 10.14, which requires Shareholder approval before a new member of the Supervisory Board may participate in the SBSP. If approval is given under ASX Listing Rule 10.14, further approval is not required under ASX Listing Rule 7.1 or 10.11.

If resolution 3 is passed, Shareholder approval for the issue of securities to Messrs Cameron and McGauchie under the SBSP for the purpose of ASX Listing Rules 7.1, 10.11 and 10.14 will be effective for a period of three years from the date of the Annual General Meeting.

The issue of shares under the SBSP is to constitute part of the remuneration of the members of the Supervisory Board and is not an additional benefit.

The maximum number of shares that may be issued under the SBSP in any one year to the Supervisory Board members as a whole is USD 650,000, divided by the issue price of the shares at the time of issue.

The issue price for the shares will be at market value at the time of issue. “Market value” is the average of the closing prices at which the CUFS were quoted on the ASX during the period of five business days preceding the day of the issue of shares to the relevant member.

Shares will be issued annually in advance in accordance with the SBSP rules.

Since the SBSP was approved at the Annual General Meeting last year, the following members of the Supervisory Board have accepted ordinary shares of the Company, at AUD 6.71 per share/CUFS: Messrs McGregor 1,641 CUFS, Brown 1,641 CUFS, Gillfillan 1,641 CUFS, Loudon 1,641 CUFS, Clark 6,688 CUFS and Ms Hellicar 2,948 CUFS.

Details of shares issued under the SBSP in any year will be published in the Company’s Annual Report. The report will contain a statement that Shareholder approval for the share issues was obtained under ASX Listing Rule 10.14.

The only people entitled to participate in the SBSP are the Supervisory Board members referred to above and, if approved under this resolution 3, Messrs Cameron and McGauchie. Any such new member of the Supervisory Board, while being entitled under the rules of the Plan to participate, will not participate until further Shareholder approval is obtained under ASX Listing Rule 10.14.

No loans will be entered into by the Company in relation to the grant of shares pursuant to the SBSP.

A copy of the terms of the SBSP may be inspected at Level 3, 22 Pitt Street, Sydney, NSW, Australia or at the Annual Information Meeting or the Annual General Meeting.

Resolution 4 – Election of member to the Managing Board

Under resolution 4, Shareholders are being asked to consider the election of Mr Zwinkels to the Managing Board.

Under Dutch law, the Company is required to have a Managing Board comprised only of Company executives.

A detailed statement on the functioning of the Company’s three-tiered board structure and its corporate governance generally is provided in the Annual Report.

Currently, Mr Macdonald serves on the Managing Board and a vacancy on the Managing Board occurred as the result of the retirement of the Company’s Treasurer, Mr D E Cameron, who was resident in The Netherlands.

It is proposed to fill the vacancy created by the retirement of Mr Cameron with the appointment of Mr Zwinkels, a Netherlands-based Company executive who took over Mr Cameron’s Treasury responsibilities.

Under the Company’s Articles of Association, Managing Directors other than the CEO serve for a term of three years. Under contractual arrangements, in the event that a Managing Director leaves their executive position with the Company for any reason prior to the end of their three year term, they would also leave the Managing Board.

A brief resume of Mr Zwinkels is provided below.

Mr Zwinkels, aged 33, graduated as a Bachelor of Business Administration from Erasmus University Rotterdam and has an MBA from the University of Bradford. He is fluent in Dutch and English, and also speaks German. He is a member of the Dutch Association of Corporate Treasurers. Before joining James Hardie in October 2001 as Treasury Manager he was Treasury Manager for Reichhold Chemicals and prior to that held a number of financial positions at ING Barings and ABN AMRO. Mr Zwinkels was appointed Treasurer of James Hardie in January 2003.

As at 27 June 2003 Mr Zwinkels holds 11,700 options in the Company at an exercise price of A$6.66 each and these options expire on 3 December 2012 if not exercised. Mr Zwinkels does not hold any shares or CUFS in the Company.

Resolution 5 – Renewal of authority for acquisition by the Company of its own shares

The Articles of Association permit the Managing Board to acquire shares in the Company for valuable consideration (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. Such an authorisation shall be valid for a maximum period of 18 months.

Additional Dutch law restrictions are that (i) the shares must be fully paid, (ii) the Company’s equity less the purchase price of the buy back shares must be not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law, and (iii) the aggregate par value of the buy-back shares in its share capital to be acquired and already held by the Company and its subsidiary companies must not exceed one-tenth of the issued share capital of the Company.

On 19 July 2002, the Shareholders of the Company resolved to authorise the Managing Board to cause the Company to enter into share buy-backs, whether as on or off financial market purchase, for an 18 month period and up to the maximum amount permitted by Dutch law, for a consideration per share of not less than EUR 0.01 and not more than 105% of the average closing share price per share in the Company on the ASX in the five business days preceding the acquisition. The maximum price of 105% is in keeping with ASX Listing Rule 7.33 which imposes such a limit in respect of on-market buy-backs.

The Joint Board believes that it is in the interests of Shareholders that approval of the buy-back power under Article 6.1(c) be renewed on identical terms as the July 2002 conditions and recommends that you vote in favour of the resolution.

Resolution 6 – Increase in nominal value of shares and conversion of share premium; amendment to Articles of Association

Resolutions 6, 7 and 8 are necessary for the capital return announced by the Company on 15 May 2003 and are preconditions to that capital return.

In April 2002 the Company sold its Gypsum business (excluding the Las Vegas mining site) for USD 345 million.

On 24 March 2003 the Company received net proceeds of USD 48.4 million from the sale of the Las Vegas mining site (formerly part of the Gypsum business).

The Joint Board has proposed that an additional part of these proceeds be returned to Shareholders. On 15 May 2003 the Company announced a return of capital, which, subject to certain conditions which the Company expects will be satisfied, will be paid free from Dutch withholding tax.

In order for the Company to make the capital return, part of the share premium reserve will be converted into share capital. This will be effected by increasing the nominal (or par) value of each share by debiting the share premium reserve with an amount equal to the aggregate amount of the increase for each share on issue. This will be followed by a reduction of capital effected by decreasing the nominal value of each share as proposed in resolution 7 and distributing such amount to Shareholders.

The Company wishes to convert from the share premium reserve into share capital an amount in Euro equivalent to USD 48.4 million.

The nominal value of shares must be stated in the Company’s Articles of Association and accordingly, the Articles must be amended to reflect the increase of the nominal value of shares.

If resolutions 6, 7 and 8 are approved at the meeting, the Articles of Association will be amended to reflect the increase in the nominal value in an amount per share equal to the Euro equivalent of USD 48.4 million (using the spot rate prevailing on the date of the increase) divided by the number of shares on issue at the date of the increase, rounded downwards to the nearest whole Euro cent.

This resolution 6, being a special resolution, requires a majority of at least 75% of the votes cast at the Annual General Meeting.

A copy of the proposed amendments to the Articles of Association (both the official Dutch version and an English translation) will be freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a)	at the Annual Information Meeting in Sydney or the Annual General Meeting in Amsterdam; or

(b)	at the Company’s registered office at

–	4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; and

–	Level 3, 22 Pitt Street, Sydney NSW, Australia.

Resolution 7 – Reduction of capital; amendment to Articles of Association

On 15 May 2003 the Company announced a return of capital of Euro 13.05 cents per share, equivalent on that day to approximately USD 15 cents per share. Resolutions 6, 7 and 8 are necessary to effect the capital return announced by the Company.

In order to effect the proposed capital return, the nominal value of the shares must be decreased. As the nominal value of shares must be stated in the Company’s Articles of Association, the Articles must be amended to reflect this decrease.

As noted above, the reduction of the nominal value will be Euro 13.05 cents a share. The capital return amount received by CUFS holders will be converted and paid in Australian currency. ADR holders will receive payment in US currency. The actual amount received by CUFS and ADR holders will depend upon prevailing exchange rates at the time of the reduction of capital.

If resolution 6, 7 and 8 are approved at the meeting, the Articles of Association will be amended to reflect the decrease in nominal value of each share. This decrease will be equal to Euro 13.05 cents per share.

In addition to amending the Articles of Association, the reduction of the nominal value must be effected taking into account a detailed Dutch law procedure aimed at protecting the creditors of the Company. This procedure may be summarised as follows:

First, the resolution to effect a reduction of the nominal value of shares must be adopted by the Annual General Meeting. The draft of the proposed revised Articles of Association must then be submitted to the Dutch Ministry of Justice in order to obtain the Ministry’s so called “Declaration of Non-Objection”, and the Minutes of the Annual General Meeting (or an extract thereof) must be filed with the trade register of the Amsterdam Chamber of Commerce and Industries.

Following such a filing, an advertisement must be placed in a nationally distributed newspaper in The Netherlands to announce that the minutes of the Annual General Meeting are available for public inspection by the Company’s creditors at the Amsterdam trade register of the Chamber of Commerce and Industries.

After a two month period following the announcement in a nationally distributed newspaper, a request must be made to the competent Dutch District Court to verify and confirm whether or not creditors of the Company have opposed the proposed reduction of share capital.

If no opposition has been made (or, if opposition has been made, it was subsequently revoked or lifted) the proposed revised Articles of Association may be executed. Finally, the return of capital may be effected.

The capital return to Shareholders will be paid on a date to be notified to Shareholders by the Joint Board as soon as practically possible after the return of capital shall have been sanctioned by the competent District Court.

The Company currently expects to be making the capital return payment to CUFS holders in early November 2003. The exact date is subject to the Dutch law procedure discussed above.

The Joint Board has approved the capital reduction as, in their opinion, it does not prejudice the ability of the Company to pay its creditors. The proposed capital return enables the Company to return to Shareholders excess funds which relate to the proceeds of the sale of the Gypsum assets and will not affect the ultimate control of the Company.

A copy of the proposed revised Articles of Association (both the official Dutch version and an English translation) will be freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a)	at the Annual Information Meeting in Sydney or Annual General Meeting in Amsterdam; or

(b)	at the Company’s registered office at:

-	4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; and

-	Level 3, 22 Pitt Street, Sydney NSW, Australia.

Resolution 8 – Procedural authorisations

Under Dutch law, a ministerial declaration of no-objection must be obtained in relation to any amendment to the Articles of Association of the Company, and the amendments must then subsequently be effected by execution of a notarial deed. Authorisation to obtain the ministerial declaration and execute the notarial deed must be specifically provided by Shareholders.

If resolution 8 is passed, it will provide the necessary authorisation to members of the Joint and Managing Boards of the Company and De Brauw Blackstone Westbroek N.V., Amsterdam (solicitors for the Company in The Netherlands) to take such action so as to allow the amendments to the Articles of Association which are authorised by Shareholders at the meeting to go ahead.

Notice availability

Copies of this notice can be downloaded from the Investor Relations area at: www.jameshardie.com or obtained by contacting the Company’s registrar:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia

or

GPO Box 7045, Sydney NSW 1115, Australia
Telephone within Australia: 1300 855 080

Telephone outside Australia: (61 3) 9615 5970
Facsimile: (61 2) 8235 8220
Email: sydney.services@computershare.com.au